May 18, 2005

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL NOTES (AS DEFINED BELOW). THE OFFER (AS DEFINED BELOW) IS MADE SOLELY BY THE OFFER TO PURCHASE AND CONSENT SOLICITATION STATEMENT, DATED MAY 17, 2005, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO (THE "STATEMENT") AND IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF, HOLDERS OF NOTES IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. IN THOSE JURISDICTIONS WHERE THE APPLICABLE LAWS REQUIRE THE OFFER BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF THE COMPANY BY CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED, THE DEALER MANAGER FOR THE OFFER OR ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

Enodis plc
Notice of Offer to Purchase for Cash
its
£100,000,000 10 3/8% Senior Notes due 2012
ISIN Nos.: XS0149951294, XS0144950028 and XS0144949871
Common Codes: 014995129, 014495002 and 014494987

Enodis plc, a public limited company organized under the laws of England and Wales (the "Company"), is offering to purchase for cash all of its outstanding 10 3/8% Senior Notes Due 2012 (the "Notes") for the Tender Offer Consideration (as defined below). Concurrently with the offer to purchase the Notes, the Company is soliciting (the "Solicitation" and, together with the offer to purchase the Notes, the "Offer") consents (the "Consents") from Holders (as defined in the indenture governing the Notes (the "Indenture")) to amendments to the Indenture that will eliminate substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights contained in the Notes and the Indenture (the "Proposed Amendments").

The consideration for each £1,000 principal amount of Notes tendered and accepted for payment pursuant to the Offer shall be the price (calculated as described in the Statement) equal to (i) the present value on the Payment Date (as defined herein) of all future cash flows on the Notes to April 15, 2007, based on the assumption that the Notes will be redeemed in full at £1,051.88 per £1,000 principal amount on April 15, 2007 and that the yield to April 15, 2007 is equal to the sum of (a) the yield to maturity of the U.K. Treasury 4.50% Gilt due March 7, 2007 as of 2:00 p.m. London time, on the second business day immediately preceding the Expiration Date (which will be based on the average of the bid and offer price for such government bond as reported by Bloomberg (Page PXUK)), plus (b) 50 basis points, minus accrued and unpaid interest to, but not including, the Payment Date (the total consideration referred to in this clause (i) is referred to as the "Total Consideration"), (ii) less £30 per £1,000 principal amount of Notes (the "Consent Payment"; the Total Consideration minus the Consent Payment is referred to as the "Tender Offer Consideration") plus (iii) any accrued interest and unpaid interest from the last interest payment date to, but not including the Payment Date. In addition, the Company is offering to pay on the Payment Date, if the Notes are accepted for payment pursuant to the terms of the Offer, for each £1,000 principal amount of the Notes for which Consents have been validly delivered and not validly revoked at or prior to 4:00 p.m., London time, on the Consent Date (as defined below), the Consent Payment.

The Offer commenced on May 17, 2005 and will expire at 4:00 p.m., London time, on June 15, 2005 unless extended or earlier terminated (such date, as the same may be extended, the "Expiration Date"). Holders must tender their Notes on or prior to the Expiration Date in order to receive the Tender Offer Consideration. The time by which Holders must tender their Notes in order to be eligible to receive the Total Consideration (which includes the Consent Payment) is 4:00 p.m., London time, on June 1, 2005 (the "Consent Date") or, if on such date the Company has not received duly executed and unrevoked Consents to the Proposed Amendments representing not less than a majority in aggregate principal amount of the Notes then outstanding (the "Requisite Consents"), then the Consent Date shall be such later date on which the Company shall have first received the Requisite Consents. Holders who desire to receive the Total Consideration must validly consent to the proposed amendments by validly tendering their Notes in accordance with the requirements of the Clearstream Banking, société anonyme and Euroclear Bank S.A./N.V., as operator of the Euroclear System on or prior to the Consent Date. Holders who tender their Notes after the Consent Date will be eligible to receive only the Tender Offer Consideration. Tendered Notes may be withdrawn and Consents may be revoked at any time prior to 4:00 p.m., London time, on the Consent Date, but not thereafter (except as otherwise expressly provided in the Statement). Notes tendered after the Consent Date may not be withdrawn.

The Proposed Amendments will be effected by a supplemental indenture (the "Supplemental Indenture") to the Indenture, which is to be executed by the Company and the Trustee (as defined in the Indenture) on the Consent Date and will become effective at such time. If all the Notes validly tendered and not withdrawn are accepted for payment, the Proposed Amendments will become effective, and Notes that are not purchased pursuant to the Offer will remain outstanding and will be subject to the terms of the Indenture as modified by the Supplemental Indenture.

The Company's obligation to accept for payment, and to pay for, Notes validly tendered pursuant to the Offer is conditioned upon (i) the execution by the Company and the Trustee of the Supplemental Indenture, (ii) there having been validly tendered (and not withdrawn) prior to the Expiration Date at least a majority in aggregate principal amount of the Notes then outstanding and (iii) the Company having received, on terms and conditions satisfactory to it, funds sufficient to satisfy its obligations under the Offer on the Payment Date from either the sources specified in the Statement or from such other sources as the Company may elect, in its sole discretion.

NONE OF THE COMPANY, THE DEALER MANAGER OR THE TENDER AGENTS MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER NOTES IN RESPONSE TO THE OFFER OR DELIVER CONSENTS TO THE PROPOSED AMENDMENTS. OTHER THAN AS CONTAINED IN THE STATEMENT, NO PERSON HAS BEEN AUTHORISED TO MAKE ANY RECOMMENDATION AS TO WHETHER HOLDERS SHOULD TENDER NOTES OR DELIVER CONSENTS PURSUANT TO THE OFFER.

UNDER NO CIRCUMSTANCES SHALL THIS NOTICE CONSTITUTE AN INVITATION OR OFFER TO SELL OR THE SOLICITATION OF AN INVITATION TO BUY THE NOTES. THE OFFER IS BEING MADE PURSUANT TO THE STATEMENT WHICH MORE FULLY SETS FORTH THE TERMS OF THE OFFER AND CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE IN RESPECT TO THE OFFER.

Important information for United Kingdom recipients of this announcement.

Please note that this announcement is not an invitation to tender to Holders. Rather, Holders should receive and consider the Statement. Holders should seek advice from an independent financial advisor as to whether they should tender the Notes and related Consents.

Questions and requests for assistance and copies of the Statement and other tender offer materials may be directed to the Dealer Manager at the address and telephone number set forth below, and will be furnished promptly at the Company's expense. The Company will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager) for soliciting tenders of Notes pursuant to the Offer.

The Dealer Manager for the Offer is:

Credit Suisse First Boston

One Cabot Square, Canary Wharf
London E14 4QJ
+44 (0)20 7883 4225
or
+44 (0)20 7888 1796

All actions necessary in connection with the Offer can be carried out during normal business hours on any business day at, and copies of the Statement can be obtained from, the Tender Agents:

The Bank of New York One Canada Square London E14 5AL +44 (0)20 7570 1784	The Bank of New York (Luxembourg) S.A. Aerogolf Center 1A, Hoehenhof L-1736 Senningerberg Grand Duchy of Luxembourg +44 (0)20 7570 1784